Exhibit 99.1

LeddarTech Enters into Further Amendments to Credit Facility and Bridge Financing Offer and Announces Receipt of Nasdaq Deficiency Notice

QUEBEC CITY, Canada, April 1, 2025 — LeddarTech® Holdings Inc. (“LeddarTech”) (Nasdaq: LDTC), an automotive software company that provides patented disruptive AI-based low-level sensor fusion and perception software technology, LeddarVision™, today announced that it has entered into:

●	a seventeenth amending agreement (the “Seventeenth Amending Agreement”) with Fédération des caisses Desjardins du Québec (“Desjardins”) with respect to the amended and restated financing offer dated as of April 5, 2023 (the “Desjardins Credit Facility”), pursuant to which Desjardins has agreed to, among other things, (i) temporarily postpone payment of interest for the months of July through December 2024 until the earlier of (x) the date of the final disbursement of one or several equity investments in the borrower for minimum gross proceeds amount of US$35,000,000 in the aggregate (the “Short-Term Outside Date”), and (y) May 23, 2025; and (ii) decrease the minimum cash covenant under the Desjardins Credit Facility to C$1,800,000;

●	a fifth amending agreement (the “Fifth Amending Agreement”) with the initial bridge lenders and certain members of management and the board of directors (collectively, the “Bridge Lenders”) with respect to the bridge financing offer dated as of August 16, 2024 (the “Bridge Financing Offer”) pursuant to which the Bridge Lenders have agreed to, among other things, extend the maturity of the bridge loan to the earlier of (x) May 23, 2025 and (y) the business day following the Short-Term Outside Date.

The Seventeenth Amending Agreement to the Desjardins Credit Facility and the Fifth Amending Agreement to the Bridge Financing Offer also provide that LeddarTech must initiate and produce a plan at the satisfaction of Desjardins and the other initial Bridge Lenders regarding a refinancing, recapitalization or any suitable transaction (the “Plan”). LeddarTech continues to fully consider all potential sources of financing and/or other alternatives. There is no certainty that LeddarTech will be able to raise additional funds and there can be no assurance that LeddarTech will be successful in pursuing and implementing any such alternatives (including the Plan), nor any assurance as to the outcome or timing of any such alternatives.

In addition, the Seventeenth Amending Agreement to the Desjardins Credit Facility provides for a monthly payment by LeddarTech to Desjardins of C$125,000, which monthly fee is earned and payable on the first day of each month, until the Short-Term Outside Date, which must occur on or prior to May 23, 2025. The payment of the monthly fees applicable for the month of August 2024 and for the months up until (and including) January 2025 is postponed to the earlier of (x) the Short-Term Outside Date, and (y) May 23, 2025.

The foregoing descriptions of the Seventeenth Amending Agreement to the Desjardins Credit Facility and the Fifth Amending Agreement to the Bridge Financing Offer do not purport to be complete and are qualified in their entirety by reference to such amendments, copies of which will be filed under LeddarTech’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov, respectively.

Receipt of Nasdaq Deficiency Notice

LeddarTech also announces that it has received a letter from the Listing Qualifications Department of the Nasdaq Stock Market LLC indicating that, based upon the closing bid price of LeddarTech’s common shares for the 30 consecutive business day period from February 14, 2025 to March 28, 2025, LeddarTech did not comply with the minimum market value of listed securities (“MVLS”) of US$35,000,000 (the “Listing Requirement”). The letter also indicated that LeddarTech will be afforded a period of 180 calendar days to regain compliance.

LeddarTech intends to actively monitor the MVLS of its common shares and will evaluate available options to regain compliance with the Listing Requirement. However, there can be no assurance that LeddarTech will be able to regain compliance with such Listing Requirement or maintain compliance with any of the other Nasdaq Capital Market continued listing requirements. Readers should also refer to the press release issued by LeddarTech on March 21, 2025 with respect to the non-compliance with the minimum bid price of US$1.00 per share required for continued listing on the Nasdaq Capital Market.

The letter has no immediate effect on the listing of LeddarTech’s common shares, which will continue to be listed and traded on the Nasdaq Capital Market under the symbol “LDTC,” subject to LeddarTech’s compliance with the other continued listing requirements of the Nasdaq Capital Market.

The foregoing also should be read in conjunction with the disclosures set forth in LeddarTech’s Report of Foreign Private Issuer on Form 6-K as filed with the Securities and Exchange Commission and under LeddarTech’s SEDAR+ profile on the date hereof, and LeddarTech’s Annual Report on Form 20-F for the year ended September 30, 2024 as filed with the Securities and Exchange Commission and under LeddarTech’s SEDAR+ profile on December 26, 2024, including the disclosures set forth under “Item 3.D – Key Information – Risk Factors” contained therein.

About LeddarTech

A global software company founded in 2007 and headquartered in Quebec City with additional R&D centers in Montreal and Tel Aviv, Israel, LeddarTech develops and provides comprehensive AI-based low-level sensor fusion and perception software solutions that enable the deployment of ADAS, autonomous driving (AD) and parking applications. LeddarTech’s automotive-grade software applies advanced AI and computer vision algorithms to generate accurate 3D models of the environment to achieve better decision making and safer navigation. This high-performance, scalable, cost-effective technology is available to OEMs and Tier 1-2 suppliers to efficiently implement automotive and off-road vehicle ADAS solutions.

LeddarTech is responsible for several remote-sensing innovations, with over 170 patent applications (87 granted) that enhance ADAS, AD and parking capabilities. Better awareness around the vehicle is critical in making global mobility safer, more efficient, sustainable and affordable: this is what drives LeddarTech to seek to become the most widely adopted sensor fusion and perception software solution.

Additional information about LeddarTech is accessible at www.leddartech.com and on LinkedIn, Twitter (X), Facebook and YouTube.

Forward-Looking Statements

Certain statements contained in this Press Release may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which forward-looking statements also include forward-looking statements and forward-looking information within the meaning of applicable Canadian securities laws), including, but not limited to, statements relating to LeddarTech’s anticipated strategy, future operations, prospects, objectives and financial projections and other financial metrics. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) our ability to continue to maintain compliance with Nasdaq continued listing standards following our transfer to the Nasdaq Capital Market; (ii) our ability to timely access sufficient capital and financing on favorable terms or at all; (iii) our ability to maintain compliance with our debt covenants, including our ability to enter into any forbearance agreements, waivers or amendments with, or obtain other relief from, our lenders as needed; (iv) discussions regarding potential alternatives relating to refinancing, recapitalization or any suitable transaction (including the Plan); (v) our ability to execute on our business model, achieve design wins and generate meaningful revenue; (vi) our ability to successfully commercialize our product offering at scale, whether through the collaboration agreement with Texas Instruments, a collaboration with a Tier 2 supplier or otherwise; (vii) changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs and plans; (viii) changes in general economic and/or industry-specific conditions; (ix) our ability to retain, attract and hire key personnel; (x) potential adverse changes to relationships with our customers, employees, suppliers or other parties; (xi) legislative, regulatory and economic developments; (xii) the outcome of any known and unknown litigation and regulatory proceedings; (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak, as well as management’s response to any of the aforementioned factors; and (xiv) other risk factors as detailed from time to time in LeddarTech’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including the risk factors contained in LeddarTech’s Form 20-F filed with the SEC. The foregoing list of important factors is not exhaustive. Except as required by applicable law, LeddarTech does not undertake any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Chris Stewart, Chief Financial Officer, LeddarTech Holdings Inc.

Tel.: +1-514-427-0858, chris.stewart@leddartech.com

●	Investor relations website: investors.leddartech.com

●	Investor relations contact: Mike Bishop, mike@bishopir.com

Leddar, LeddarTech, LeddarVision, LeddarSP, VAYADrive, VayaVision and related logos are trademarks or registered trademarks of LeddarTech Holdings Inc. and its subsidiaries. All other brands, product names and marks are or may be trademarks or registered trademarks used to identify products or services of their respective owners.

LeddarTech Holdings Inc. is a public company listed on the Nasdaq under the ticker symbol “LDTC.”

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